

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Via E-mail
James R. Bradley, Jr.
President and Chief Executive Officer
Home Bancorp Wisconsin, Inc.
3762 East Washington Avenue
Madison, Wisconsin 53704

> **Re:** **Home Bancorp Wisconsin, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2013**
> **File No. 333-189668**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Emerging Growth Company Status, page 15

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

How We Intend to Use the Proceeds from the Offering, page 33

2. Please revise your disclosure to clearly state how much of the expected proceeds will be invested into Home Savings Bank in order to bring it into compliance with the Memorandum of Understanding. Please also state how much of the expected proceeds will be invested in the bank to increase its Tier 1 capital to total assets ratio of at least 10%, as discussed on page 37.

Business of Home Savings Bank – Lending Activities – Allowance for Loan Losses, page 76

3. We observe from Note 4 to your financial statements on pages F-20 and F-69 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has been consistently increasing from September 30, 2011 through March 31, 2013 despite a decrease in the associated loan balance. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

   Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk included in this portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors.

Regulation and Supervision

Informal Agreement with Regulators, page 85

4. For each of the conditions to the Memorandum of Understanding disclosed, please describe the actions taken to resolve the issues, including a summary of your progress to date.

Management

Benefit Plans and Agreements, page 107

5. We note your disclosure on page 109 that the bank anticipates entering into an employment agreement with another officer in addition to Mr. Bradley, and a one-year change in control agreement with another officer. Please identify the officers described, file the form agreements as exhibits to the registration statement, or explain how you determined that you are not required to do so.

The Conversion and Offering

Determination of Share Price and Number of Shares to be Issued, page 117

6. Please add information listing the fees paid to Keller & Company during the past three fiscal years, and disclose if no fees were paid other than the fees to be paid in connection with the offering.

Financial Statements

Note 10 Income Taxes, page F-33

7. We note you have not recorded a deferred tax valuation allowance at March 31, 2013. We also note your disclosure on page 4 that you have recorded net losses in recent years and that you do not anticipate recording net income until you experience significant growth in your earnings base pursuant to your business plan and that assuming successful execution of your business plan, you expect a return to profitability in fiscal 2015.

    In determining the need for a deferred tax asset valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

    Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at March 31, 2013. Your analysis should include but not be limited to:

    a. An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

    b. For your projections of future tax or US GAAP income, please:

        i.   identify the most significant inputs and assumptions,
        ii. provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
        iii. provide specific evidence which supports the inputs and assumptions, and
        iv. provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

    c. An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 31, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

Exhibit 8.1

8. Please revise the first sentence of your opinion to clarify that your opinion relates to the Federal income tax consequences of the conversion, rather than the Wisconsin income tax consequences.

9. It is not appropriate for the opining party to "disclaim" any obligation to advise as to any change in any matter considered in the opinion. Revise the fourth sentence of the second paragraph on page 2. Please make the corresponding change to Exhibit 8.2.

10. We note that paragraphs 7 and 8 are subject to uncertainty. Please therefore add a risk factor setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Exhibit 8.2

11. Any language that states or implies that the tax opinion is only for the benefit the board or that only the board is entitled to rely on the opinion is unacceptable. Please revise the second sentence of the first paragraph on page 3. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Exhibit 99.3

12. Please provide the staff with the exhibits to the appraisal report. Please note that we may have comments on the report once we have reviewed it in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Kip A. Weissman
        Luse Gorman Pomerenk & Schick, P.C.